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                               January 28, 2021

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition I Co. Parent Corp.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
I Co. Parent Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-4
                                                            Filed January 21,
2021
                                                            File No. 333-250847

       Dear Mr. Roth:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Subscription Agreements and PIPE Registration Rights Agreements, page 55

   1. We reissue comment 10 of our December 17, 2020 letter to the extent you have not eliminated the
disclaimer in the last paragraph of this subsection, on page 56.
       Background of the Merger, page 56

   2.                                                   We reissue comment 7.
Further expand your disclosure to more precisely describe how the potential
alternative transactions were chosen and eliminated as possibilities. For example, given the
broad range of industries of the identified targets, clarify the criteria
                                                        ROTH used to identify
the initial candidates. Disclose the terms proposed to and by EV
 Gordon Roth
Roth CH Acquisition I Co. Parent Corp.
January 28, 2021
Page 2
         target on and around July 21, 2020. Clarify if any other discussions with EV target took place between July 21 and July 27, when "ROCH informed EV Target that the revisions to preliminary terms received . . . made it unlikely that a transaction could proceed."
         Disclose the terms presented to the targets in August, as discussed at the top of page 60, including the quantifying the valuations, indebtedness assumed, earnouts and other provisions. Clarify whether there were other alternative acquisition targets under consideration in August beyond PCT, EV Target, DTC Target and HC Target, as you state the discussions "included" those entities.
3. We note your response to comment 10; however, there are additional reference to C-H not addressed by your response. On page 59, clarify why C-H signed the NDA with
         Innventure, the PCT affiliate. We note C-H was a placement agent for the PIPE. Tell us whether they prepared any additional analysis for the board related to this transaction and provide us those materials. We may have further additional comments after we review those materials.
4. Refer to comment 11 and comment 20 of our December 17, 2020 letter. Further expand your discussion of the evolution of the PCT transaction. For example, expand on the disclosure at the top of page 58 of the analysis of alternative transactions considered in evaluating PCT. Disclose who gave the ROTH board an overview of the PCT opportunity at the July 19, 2020 board meeting. Disclose the valuation parameters discussed with
         PWP July 21-23, 2020. Further clarify how the PIPE transaction came to be part of the proposed transaction. Clarify how the August 27, 2020 ROCH management visit to the
         FUE came about. Disclose any terms discussed with PCT prior to July 23, 2020. Clarify what prompted the parties to amend the letter of intent on October 8, 2020 to remove the tax contingencies. Disclose the reasons for the changes reflected in the October and
         November drafts of the merger agreement that are not obvious from the context, such as how the indebtedness provisions and other thresholds changed and why. Disclose what occurred at the November 12, 2020 board meeting other than the two votes. For example, disclose what consideration the board gave to the vote.
5. We note your added disclosure in the first paragraph on page 58, which describes, among other things, an "investor presentation to be used as part of the PIPE Investment" which
         "led to the initial selection of comparable companies," narrowed down to those most similar to PCT on the criteria discussed. Provide us the presentation the Placement
         Agents prepared for presentation to the potential PIPE investors and revise the disclosure to summarize those materials.
6. We reissue comment 12. Provide additional details of the valuation analyses performed.
FirstName LastNameGordon Roth
7. Revise the discussion on page 65 to clarify when and by what means PCT obtained PCT
Comapany   NameRoth
       Shareholder     CH Acquisition
                   Approval           I Co. as
                             of the merger,  Parent Corp.
                                               defined in the merger agreement,
and obtained
JanuaryPCT  approval
        28, 2021 Pageof2the board nominee, or will do so.
FirstName LastName
 Gordon Roth
FirstName  LastNameGordon   RothCorp.
Roth CH Acquisition I Co. Parent
Comapany
January 28,NameRoth
            2021     CH Acquisition I Co. Parent Corp.
January
Page 3 28, 2021 Page 3
FirstName LastName
Material U.S. Federal Income Tax Consequences, page 96

8. Please refer to comment 14, and comment 25 from our December 17, 2020 letter. Your discussion of tax consequences describes the law in great detail without clearly stating the tax consequences to U.S. holders, by including the consequences to U.S. holders among the discussion of the tax treatment of the overall merger/business combination. Revise to be more clear by separating the two. When revising, please clarify the reasons for the sometimes addressing the "Business Combination," rather than the "RH Merger," as you use both terms in this section. We note the definitions of those terms in the letter to shareholders. Please revise to clarify, if accurate, that counsel's opinion that the the merger/combination should be a non-recognition event under Section 351, is a determination distinct from counsel's opinion that the merger/business combination more likely than not qualifies as a reorganization under Section 368. In doing so, explain the uncertainties within each of those determinations. For example, briefly explain the
         "events or actions that occur following the Business Combination that are beyond [y]our control" that could impact the determination. Then please highlight and clearly state the tax consequences to U.S. holders of common stock and warrants under each scenario, including whether they redeem or exchange their shares or warrants, explaining uncertainties in those determinations. As counsel's opinion, included in Exhibit 8.1, speaks only as to the tax consequences described in "Material U.S. Federal Income Tax
         Considerations   U.S. Holders   The Business Combination," address all
material tax
         consequences in that subsection, rather than by cross-reference elsewhere. We do not object if you urge security holders to consult a tax professional regarding the consequences of their particular situation. Finally, please clarify, if true, that the Taxation of Distributions on ParentCo Common Stock relates to future dividends, that the "Gain or
         Loss on Sale, Taxable Exchange or Other Taxable Disposition of ParentCo Securities"
         relates to future sales or dispositions, and to sufficiently distinguish those sections from the discussion of the consequences of the business combination/merger and related redemption or exchange.
Description of PCT Business, page 105

9. We reissue comment 26 of our initial letter. In your next amendment, revise to provide the information on the principal holders of PCT securities as required by Item 403 of
         Regulation S-K.
Description of PCT Business
Intellectual Property, page 116

10. We note the added disclosure of the sublicense agreement with Impact Recycling Limited, and the addendum to the agreement. File these agreements as exhibits to the registration statement as required by Item 601(b) of Regulation S-K or tell us why you believe they are not required to be filed. Revise to more specifically quantify the "certain license fees and royalties" and the term of the agreement.
 Gordon Roth
Roth CH Acquisition I Co. Parent Corp.
January 28, 2021
Page 4
Securities Ownership of Certain Beneficial Owners and Management, page 205

11. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Pure
      Crown LLC. Refer to Item 403 of Regulation S-K.

       You may contact Michael Fay at (202) 551-3812 or Sasha Parikh at (202) 551-3627 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameGordon Roth
                                                            Division of
Corporation Finance
Comapany NameRoth CH Acquisition I Co. Parent Corp.
                                                            Office of Life
Sciences
January 28, 2021 Page 4
cc:       Norwood Beveridge, Esq.
FirstName LastName